UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                           (Amendment No. 1)*

                          SYMBOLLON CORPORATION
                            (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                              8715H106
                           (CUSIP Number)

                           Jean F. Geisel
                             Secretary
                 Bausch & Lomb Pharmaceuticals, Inc.
                      One Bausch & Lomb Place
                     Rochester, New York 14604
                          (716) 338-6800

   (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                          August 4, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on the following page(s))


CUSIP No. 8715H106                                           Page 2 of 5 Pages

___________________________________________________________________________
(1)	NAME OF REPORTING PERSON
   	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     		Bausch & Lomb Pharmaceuticals, Inc.
		     59-2551652
___________________________________________________________________________
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                        									(a)	/ /
									                                        (b)	/ /
___________________________________________________________________________
(3)	SEC USE ONLY

___________________________________________________________________________
(4)	SOURCE OF FUNDS

   	WC
___________________________________________________________________________
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                     / /

___________________________________________________________________________
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

   	Delaware
___________________________________________________________________________
                                          						(7)	SOLE VOTING POWER

                                    						              669,545
NUMBER OF SHARES			                             (8)	SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH	                                      					(9)	SOLE DISPOSITIVE POWER

                                    						              669,545
						                                         (10)	SHARED DISPOSITIVE POWER

___________________________________________________________________________
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             				669,545
___________________________________________________________________________
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	    (See Instructions)                                     / /

___________________________________________________________________________
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              				18.7%
___________________________________________________________________________
(14)	TYPE OF REPORTING PERSON (See Instructions)

	    CO
___________________________________________________________________________


CUSIP No. 8715H106	                                   							Page 3 of 5 Pages


Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of the Common Stock, par value .001 per share ("Common Stock"), of Symbollon Corporation (the "Issuer") and is being filed on behalf of the undersigned to amend Schedule 13D (as amended, "Schedule 13D") which was originally filed on August 4, 1997. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in Schedule 13D. The Issuer's principal executive office is located at 37 Loring Drive, Framingham, Massachusetts 33637.

Item 2.  Identity and Background.

This statement is submitted by Bausch & Lomb Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware. Bausch & Lomb Pharmaceuticals, Inc.'s principal business is pharmaceuticals and its principal business and office address is 8500 Hidden River Parkway, Tampa, Florida 33637. Bausch & Lomb Pharmaceuticals, Inc. is a wholly-owned subsidiary of Bausch & Lomb Incorporated, a corporation organized under the laws of the State of New York. Its principal business is eye care, including soft and rigid gas permeable contact lenses, lens care products, premium sunglasses and ophthalmic pharmaceutical products. Bausch & Lomb Incorporated's principal executive office is at One Bausch & Lomb Place, Rochester, New York 14604. Bausch & Lomb Pharmaceuticals, Inc. has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The names, business addresses and occupational information for: (a) each executive officer and director of Bausch & Lomb Pharmaceuticals, Inc., (b) each executive officer and director of Bausch & Lomb Incorporated is set forth in Exhibit A. To the best of the knowledge of Bausch & Lomb Pharmaceuticals, Inc. and Bausch & Lomb Incorporated, respectively, each of the individuals on Exhibit A has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Working capital in the amount of $350,000.

Item 4.  Purpose of the Transaction

Bausch & Lomb Pharmaceuticals, Inc. ("BLPI") entered into a Stock
Purchase Agreement with Symbollon Corporation (the "Issuer"), dated
August 4, 1997 (the "Stock Purchase Agreement") in connection with a Collaboration and Sale/License Agreement of the same date between BLPI and the Issuer (the "Sale/License Agreement"). Under the Sale/License Agreement, Issuer, with

CUSIP No. 8715H106                                           Page 4 of 5 Pages


assistance from BLPI, will develop enzyme-based iodine technology for treatment of infectious diseases of the eye and BLPI will have the exclusive U.S. and Canada marketing rights for ophthalmic products based on the Issuer's iodine technology. Under the terms of the Stock Purchase Agreement, on August 4, 1997, BLPI purchased $500,000 in original issue shares of the Issuer's Common Stock at a price per share equal to the average closing price for the preceding five trading days, or 266,667 shares at $1.8975 per share.

As required under the Stock Purchase Agreement, BLPI purchased, on August 4, 1998, an additional $350,000 of Common Stock at a price per share equal to the average closing price on the NASDAQ National Market System for the five days preceding the first anniversary date of the Stock Purchase Agreement, or 402,878 shares at $0.86875 per share. BLPI has purchased the shares of the Issuer's Common Stock for investment purposes and has agreed with the Issuer not to sell portions of the Common Stock exceeding certain thresholds for four years ($350,000 in original cost of the shares) or seven years (the balance of the shares) except as otherwise provided in the Stock Purchase Agreement. BLPI and its affiliates have agreed not to purchase additional shares of the Issuer's Common Stock through the seventh anniversary of the Stock Purchase Agreement without the Issuer's prior consent.

BLPI has no present intention to seek any extraordinary transactions like a merger or sale or material amounts of assets with respect to the Issuer nor to change the Issuer's board of directors, management or organizational documents or its business or corporate structure. BLPI has agreed to vote its shares of Common Stock generally in accordance with the recommendations of the Issuer's Board of Directors, unless a significant transaction with a competitor of BLPI is contemplated. See Item 6 below. BLPI does expect to be actively involved in a collaborative effort with the Issuer to develop, obtain regulatory approval for and commercialize the Issuer's iodine technology or ophthalmic (and possibly otic) products.

Item 5.  Interest in Securities of the Issuer

(a) Bausch & Lomb Pharmaceuticals, Inc. beneficially owns 669,545 shares of the Issuer's Common Stock, representing 18.7% of the issued and outstanding shares of the Issuer's Common Stock.

(b) Bausch & Lomb Pharmaceuticals, Inc. has the sole power to vote, subject to a voting agreement with Issuer set forth in the Stock Purchase Agreement that requires Bausch & Lomb Pharmaceuticals, Inc. to vote pursuant to the recommendation of the Issuer's Board of Directors and in the absence of any such recommendation, in the same proportion as the other outstanding voting shares of Issuer provided however that such voting agreement does not apply to any transaction which is not approved by Issuer's Board of Directors or in the event of a proposed merger or combination of sale of substantially all the assets of a company which is a competitor of Bausch & Lomb Pharmaceuticals, Inc. Bausch & Lomb Pharmaceuticals, Inc. has the sole power to dispose of 669,545 shares of Common Stock.

(c) Neither Bausch & Lomb Pharmaceuticals, Inc. nor any entity controlling Bausch & Lomb Pharmaceuticals, Inc. has not had any transactions in the Common Stock within the last 60 days.

(d)  None.

CUSIP No. 8715H106                                           Page 5 of 5 Pages


(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

BLPI's ability to transfer the Common Stock is restricted by the Stock Purchase Agreement until the fourth anniversary thereof with respect to the Base Shares (as that term is defined in the Stock Purchase Agreement) and the seventh anniversary with respect to the Additional Shares (as that term is defined in the Stock Purchase Agreement), although BLPI may use the original cost of certain such shares to offset certain payment obligations under the Sale/License Agreement. The Issuer may repurchase the Common Stock at its original cost.

In the Stock Purchase Agreement, BLPI and its affiliates agreed to vote their shares of the Issuer's Common Stock in accordance with the recommendation of the Issuer's Board of Directors. In the absence of a recommendation, they agreed to vote in the same proportion as the other outstanding shares of the Issuer are voted in any matter submitted to the Issuer's shareholders. These voting agreements do not apply to any transaction not approved by the Issuer's Board of Directors or in the event of a proposed merger or combination or sale of substantially all of the assets of the Issuer to a competitor of BLPI.

Item 7.  Material to Be Filed as Exhibits

	(a) Exhibit A to Schedule 13D has been amended to set forth the current Executive Officers and Directors of Bausch & Lomb Pharmaceuticals, Inc. and Bausch & Lomb Incorporated.


Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

August 6, 1998                          BAUSCH & LOMB PHARMACEUTICALS, INC.


                                        By:_______________________________
                                           Jean F. Geisel, Secretary


                                EXHIBIT A

                        DIRECTORS AND OFFICERS OF
                   BAUSCH & LOMB PHARMACEUTICALS, INC.




DIRECTORS

     David F. Jarosz
     Thomas M. Riedhammer
     Robert B. Stiles




OFFICERS

     Thomas M. Riedhammer, President
     Eileen Farinacci, Vice President
     Jean F. Geisel, Secretary
     David F. Jarosz, Assistant Secretary
     Alan H. Resnick, Treasurer
     Ed Mullen, Assistant Treasurer



                        BAUSCH & LOMB INCORPORATED
                            Executive Officers
                             April 28, 1998


William H. Waltrip	       Chairman
William M. Carpenter	     President and Chief Executive Officer
Dwain L. Hahs	            Executive Vice President and President, Eyewear
Carl E. Sassano	          Executive Vice President and President, Vision
                          Care
Daryl M. Dickson	         Senior Vice President, Human Resources
James C. Foster	          Senior Vice President and President and Chief
                          Executive Officer, Charles River Laboratories
Stephen C. McCluski	      Senior Vice President and Chief Financial
                          Officer
Thomas M. Riedhammer	     Senior Vice President and President, Worldwide
                          Pharmaceuticals
Robert B. Stiles	         Senior Vice President and General Counsel
Jurij Z. Kushner	         Vice President and Controller



                       BAUSCH & LOMB INCORPORATED
                           Board of Directors
                            April 28, 1998


Franklin E. Agnew	           Business Consultant
William M. Carpenter	        President & Chief Executive Officer
                             Bausch & Lomb Incorporated
Domenico De Sole	            President and Chief Executive Officer
                             Gucci Group N.V.
Jonathan S. Linen	           Vice Chairman
                             American Express Company
Ruth R. McMullin	            Business Consultant
John R. Purcell	             Chairman & Chief Executive Officer
                             Grenadier Associates Ltd.
Linda Johnson Rice	          President & Chief Operating Officer
                             Johnson Publishing Company
Alvin W. Trivelpiece	        Director, Oak Ridge National Laboratory and
                             President, Lockheed Martin Energy Research
                             Corporation
William H. Waltrip	          Chairman
                             Bausch & Lomb Incorporated
Kenneth L. Wolfe	            Chairman of the Board & Chief Executive Officer
                             Hershey Foods Corporation